Exhibit 4(n)

Home Office: Cincinnati, Ohio
Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
ROTH
INDIVIDUAL RETIREMENT ANNUITY
ENDORSEMENT
The Certificate of Participation under the annuity contract (your “Certificate”) is changed as set out below to add provisions for a Roth Individual Retirement Annuity.
APPLICABLE TAX LAW RESTRICTIONS. The annuity contract is intended to receive contributions that qualify for special tax treatment under Internal Revenue Code (“IRC”) Section 408A. It is restricted as required by federal tax law. We may change the terms of the annuity contract and your Certificate, or administer the annuity contract and your interest in it, at any time as needed to comply with that law. Any such change may be applied retroactively.
EXCLUSIVE BENEFIT. Your interest in the annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in the annuity contract is nonforfeitable.
NON-PARTICIPATING. The annuity contract does not pay dividends or share in our surplus.
NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in the annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:
1)	all or part of your interest in the annuity contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and

2)	you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during your lifetime.
CONTRIBUTIONS. The annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. Your interest in the annuity contract will not lapse if you do not make contributions. Your interest in the annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of the annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for you for at least two (2) full contract years and the value of your interest in the annuity contract (increased by any guaranteed interest) would provide a benefit at its stated maturity date of less than $20 a month under the regular settlement option.
All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

Total contributions made to the annuity contract for you with respect to any single tax year, excluding any payment that is allowed as a qualified rollover contribution, may not exceed the amount determined under the Regular Contribution Limit provision of this Endorsement. A qualified rollover contribution is a contribution that is allowed under the Rollover Contribution Limit provision of this Endorsement and that meets the requirements of IRC Section 408(d)(3), except that the one-rollover-per-year rule of Section 408(d)(3)(B) does not apply if the rollover is from an IRA other than a Roth IRA.
Subject to the Regular Contribution Limit provision of this Endorsement, a regular contribution to an IRA other than a Roth IRA may be recharacterized as a regular contribution to the annuity contract pursuant to the rules of Section 1.408A-5 of the Income Tax Regulations.
The annuity contract will not accept contributions made by an employer through a SIMPLE IRA plan under IRC Section 408(p). The annuity contract will not accept a transfer or rollover of any funds attributable to contributions made for you by an employer through a SIMPLE IRA plan until at least two (2) years after the date you first participated in that employer’s SIMPLE IRA plan.
REGULAR CONTRIBUTION LIMIT. The regular contributions for you for any tax year may not exceed the least of:
1)	the annual contribution limit (including any increase applicable if you are age 50 or older), less any reduction that may apply based on your modified adjusted gross income;

2)	the annual contribution limit (including any increase applicable if you are age 50 or older), less any regular contributions for that same year that you make to an IRA other than a Roth IRA; or

3)	your compensation for the year.
The annual contribution limit is:
1)	$3,000 for any tax year beginning in 2002 through 2004;

2)	$4,000 for any tax year beginning in 2005 through 2007; and

3)	$5,000 for any tax year beginning in 2008 and years thereafter.
After 2008, the annual contribution limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC Section 219(b)(5)(C). Such adjustments will be in multiples of $500.
If you are age 50 or older, the annual contribution limit is increased by:
1)	$500 for any tax year beginning in 2002 through 2005; and

2)	$1,000 for any tax year beginning in 2006 and years thereafter.
The annual contribution limit (including any increase if you are age 50 or older) is reduced ratably between certain levels of modified adjusted gross income as follows:
1)	if you are single or a head of household, the annual contribution limit is reduced ratably for modified adjusted gross income between $95,000 and $110,000, and the annual contribution limit is zero if your modified adjusted gross income is $110,000 or more;

2)	if you are married and file a joint return or you are a qualified widow(er), the annual contribution limit is reduced ratably for modified adjusted gross income between $150,000 and $160,000, and the annual contribution limit is zero if your modified adjusted gross income is $160,000 or more; and

3)	if you are married and file a separate return, the annual contribution limit is reduced ratably for modified adjusted gross income between $0 and $10,000, and the annual contribution limit is zero if your modified adjusted gross income is $10,000 or more.
When subject to such ratable reductions, the annual contribution limit will be rounded up to the next multiple of $10, and shall not be reduced below $200 until the point at which it is reaches zero. For purposes of calculating such a reduction, your modified adjusted gross income is defined in IRC Section 408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover to a Roth IRA from an IRA other than a Roth IRA, or as a result of a conversion to a Roth IRA of such other IRA.
For purposes of this provision, compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in IRC Section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, IRC Section 401(c)(2) shall be applied as if the term trade or business for purposes of Section 1402 included service described in subsection (c)(6). Compensation does not included amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in the individual’s gross income under IRC Section 71 with respect to a divorce or separation instrument described in Section 71(b)(2)(A). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to an IRA other than a Roth IRA.
ROLLOVER CONTRIBUTION LIMIT. A rollover to the annuity contract from an IRA other than a Roth IRA cannot be made for you if, for the year the amount is distributed from the other IRA:
1)	you are married and file a separate return; or

2)	you are not married and have modified adjusted gross income in excess of $100,000; or

3)	you are married and together you and your spouse have modified adjusted gross income in excess of $100,000.
For purposes of this provision, your modified adjusted gross income is defined in IRC Section 408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover to a Roth IRA from an IRA other than a Roth IRA, or as a result of a conversion to a Roth IRA of such other IRA. You are not treated as married for a taxable year if you have lived apart from your spouse at all times during the taxable year and file separate returns for the taxable year.

ANNUAL REPORT. Following the end of each calendar year, we will send you a report concerning the status of your interest in the annuity contract. This report will include (i) the amount of all regular contributions received for you during or after the calendar year which relate to such calendar year; (ii) the amount of all rollover contributions received for you during such calendar year; (iii) the contract value(s) of your interest determined as of the end of such calendar year; (iv) such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue; and (v) such other information as may be required under federal tax law.
REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. No amount is required to be distributed during your lifetime.
REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. All distributions made hereunder shall be made in accordance with the requirements of IRC Section 408(b)(3), as modified by Section 408A(c)(5), and the regulations thereunder. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of your entire interest in the annuity contract must satisfy the requirements of IRC Section 408(a)(6), as modified by Section 408A(c)(5), and the regulations thereunder instead of the requirements set out herein.
Upon your death, your entire interest in the annuity contract will be distributed as least as rapidly as follows:
1)	If an individual other than your surviving spouse is your designated beneficiary, then your entire interest will be distributed over the remaining life expectancy of that individual, with payments starting by the end of the calendar year following the calendar year of your death. The life expectancy of the designated beneficiary will be determined using his or her age as of his or her birthday in the year following the year of your death. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.

2)	If your surviving spouse is your sole designated beneficiary, then your entire interest will be distributed over such spouse’s life, with payments starting by the end of the calendar year following the calendar year of your death, or if later, by the end of the calendar year in which you would have reached age 70-1/2. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.
If your surviving spouse dies before required distributions begin to him or her, the remaining interest will be distributed over the remaining life expectancy of your spouse’s designated beneficiary, with payments starting by the end of the calendar year following the calendar year of your spouse’s death. The life expectancy of your spouse’s designated beneficiary will be determined using his or her age as of his or her birthday in the year following the death of your spouse. Alternatively, if elected, the remaining interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your surviving spouse’s death.
If your surviving spouse dies after required distributions begin to him or her, any remaining interest will continue to be distributed under the contract option chosen.
Required distributions are considered to begin on the date distributions are required to begin to your surviving spouse. However, if distributions of your interest under the annuity contract start prior to such date on an irrevocable basis (except for acceleration) in a form meeting the requirements of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to begin on the annuity starting date.

3)	If there is no designated beneficiary, then your entire interest in the annuity contract will be distributed by the end of the calendar year containing the fifth anniversary of your death.
Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to your surviving spouse as your designated beneficiary, your spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age on his or her birthday in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table in the year such individual’s life expectancy is first determined, reduced by one (1) for each subsequent year.
Your interest in the annuity contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.
For purposes of this provision, a designated beneficiary is an individual designated under the annuity contract to receive payments after your death (or the death of your surviving spouse) and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.
If your surviving spouse is the sole designated beneficiary, he or she may elect to treat your interest in the annuity contract as his or her own Roth IRA. This election will be deemed to have been made if he or she becomes Successor Owner of your interest in the contract or fails to take distributions from your interest in the contract otherwise required by this provision. No contribution or rollover to your interest in the annuity contract may be made after your death unless your spouse becomes Successor Owner.
This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.
Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER